
November 13, 2024

John Sterling
Executive Vice President, General Counsel & Secretary
Darling Ingredients Inc.
5601 N MacArthur Blvd.
Irving, Texas 75038

> **Re: Darling Ingredients Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2023**
> **Filed February 28, 2024**
> **Form 8-K Furnished July 25, 2024**
> **File No. 001-13323**

Dear John Sterling:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing